                          [FRITZ COMPANIES LETTERHEAD]




                   FRITZ ANNOUNCES RESULTS FOR FOURTH QUARTER
                       AND FISCAL YEAR ENDED MAY 31, 1996

             SPECIAL CHARGES RESULT IN RESTATEMENT OF THIRD QUARTER


         SAN FRANCISCO, CALIFORNIA, JULY 24, 1996 -- Fritz Companies, Inc. (NASDAQ: FRTZ) announced today that a one-time special charge against earnings related to its 1995 merger with Intertrans Corporation, increased new business expenses, and a shortfall in anticipated net revenue would result in a loss of $3.4 million or ($0.10) per share for its fiscal fourth quarter ended May 31, 1996. This compares to earnings of $7.1 million or $0.21 per share in the comparable period last year. The earnings per share figures are based on 34.5 million weighted average shares outstanding in fiscal year 1995 and 34.8 million weighted average shares outstanding in fiscal year 1996.

         Revenue for the fourth quarter 1996 was $260.3 million, up 8.8% from $239.2 million for the comparable period last year, and net revenue (which represents revenue less direct transportation costs) increased 19.6% to $119.0 million from $99.5 million in the comparable period last year.

         The Company also said that it would take additional Intertrans merger costs of $4.6 million and other charges of $6.4 million totaling $11.0 million for the third quarter 1996, resulting in a restatement of earnings for the period.

         Said Lynn C. Fritz, Chairman, President and Chief Executive Officer of Fritz Companies, Inc.; "While we have achieved virtually all of the strategic synergies expected in our merger with Intertrans, we underestimated final costs related to the full integration of our two companies. We also erred in adopting the Intertrans accounting system, as it has proven inadequate, especially given our rapid growth. Our business fundamentals remain strong, and we continue to be the industry leader. We have identified and are implementing aggressive corrective measures which we believe will prevent a recurrence of these disappointing surprises."

         Fritz added, "We are confident that we will resume our historical track record of solid, uninterrupted earnings growth. Our pipelines for acquisitions and new customers are flowing."

         Specific factors affecting the fourth quarter were as follows. The Company is taking a merger cost of $10.0 million and other charges of $1.5 million totaling $11.5 million against current earnings, including certain bad debts, systems integration expenses, and additional lease and agent terminations. The charge also includes greater than anticipated severance expenses related to the Company's decision to reduce headcount by approximately 200 more people than was initially anticipated. The remaining shortfall is also attributable to the rate of growth of expenses, such as investment in attracting and implementing new supply chain management customers, exceeding the rate of growth of revenue.

         Fritz continued, "While several new customers came on board late in the year, we expect that related revenues will kick in during fiscal 1997. Unfortunately, they did not come in time to offset the increased growth in expenses in the fourth quarter."

         For the twelve months ended May 31, 1996, the Company posted net income of $25.0 million or primary and fully diluted earnings of $0.70 on 35.8 million average shares outstanding, compared to $32.3 million in net income or primary and fully diluted earnings of $1.00 and $0.99 per share on 32.4 million and 32.5 million average shares outstanding in the comparable period last year, respectively.

         The Company posted revenue of $1,044 million for the twelve months ended May 31, 1996, up 19.9% from $871 million in the comparable period last year, and net revenue (which represents revenue less direct transportation costs) of $458 million, up 25.0% from $366 million in the comparable period last year.

         Fritz Companies, Inc. is a leader in international transportation logistics and related information services for importers and exporters worldwide. The Company's principal services include logistic management, customs brokerage, international air and ocean freight consolidation and forwarding, warehousing and distribution, and other value-added services for the global movement of goods and logistics information.

         Fritz Companies, Inc. is headquartered at 706 Mission Street, San Francisco, CA 94103, telephone (415) 904-8360 (www.fritz.com). The Company's shares are traded on the NASDAQ Exchange, symbol FRTZ.

For more information, contact:

John H. Johung
Chief Financial Officer
Fritz Companies, Inc.
415-904-8330

or

Paul Verbinnen/Judy Brennan
Sard Verbinnen & Co.
212-687-8080





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                             FRITZ COMPANIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   Unaudited


                                                             THREE MONTHS ENDED              NINE MONTHS ENDED
                                                         FEBRUARY 29,   FEBRUARY 28,     FEBRUARY 29,   FEBRUARY 28,
                                                        -------------   ------------     ------------   ------------
                                                              1996           1995             1996           1995
                                                        -------------   ------------     ------------   ------------
REVENUES                                                $     241,096   $    236,972     $    783,564   $    631,688
FREIGHT CONSOLIDATION COSTS                                   137,285        139,197          445,054        364,713
                                                        -------------   ------------     ------------   ------------
NET REVENUES                                                  103,811         97,775          338,510        266,975
                                                        -------------   ------------     ------------   ------------

OPERATING EXPENSES:
Salaries and related costs                                     56,725         52,722          180,777        144,671
General and administrative                                     36,919         31,322          109,245         83,138
Merger expenses                                                 4,600              0            4,600              0
                                                        -------------   ------------     ------------   ------------
  Total expenses                                               98,244         84,044          294,622        227,809
                                                        -------------   ------------     ------------   ------------

INCOME FROM OPERATIONS                                          5,567         13,731           43,888         39,166
OTHER INCOME (EXPENSE) - NET                                     (714)          (136)            (162)          (824)
                                                        -------------   ------------     ------------   ------------
INCOME BEFORE TAXES ON INCOME                                   4,853         13,595           43,726         38,342
INCOME TAXES                                                    1,699          4,722           15,304         13,176
                                                        -------------   ------------     ------------   ------------
NET INCOME                                              $       3,154   $      8,873     $     28,422   $     25,166
                                                        =============   ============     ============   ============

   Weighted average shares outstanding - Primary               35,932         32,698           35,323         31,646

   Earnings per share - primary                         $        0.09   $       0.27     $       0.80   $       0.80

   Weighted average shares outstanding - fully diluted         35,972         32,964           35,469         31,795

   Earnings per share - fully diluted                   $        0.09   $       0.27     $       0.80   $       0.79

                             FRITZ COMPANIES, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   Unaudited

                                                             THREE MONTHS ENDED                TWELVE MONTHS ENDED
                                                                     MAY 31,                           MAY 31,
                                                        ---------------------------       ---------------------------
                                                           1996           1995               1996           1995
                                                        ------------   ------------       ------------   ------------
REVENUES                                                $    260,294   $    239,215       $  1,043,858   $    870,903
FREIGHT CONSOLIDATION COSTS                                  141,236        139,703            586,290        504,416
                                                        ------------   ------------       ------------   ------------
NET REVENUES                                                 119,058         99,512            457,568        366,487
                                                        ------------   ------------       ------------   ------------
OPERATING EXPENSES:
Salaries and related costs                                    68,466         55,814            249,243        200,485
General and administrative                                    45,866         32,219            155,111        115,357
Merger expenses                                                9,955              0             14,555              0
                                                        ------------   ------------       ------------   ------------
  Total expenses                                             124,287         88,033            418,909        315,842
                                                        ------------   ------------       ------------   ------------
INCOME FROM OPERATIONS                                        (5,229)        11,479             38,659         50,645
OTHER INCOME (EXPENSE) - NET                                     (34)          (600)              (196)        (1,424)
                                                        ------------   ------------       ------------   ------------
INCOME (LOSS) BEFORE TAX EXPENSE (BENEFIT)                    (5,263)        10,879             38,463         49,221
INCOME TAX EXPENSE (BENEFIT)                                  (1,842)         3,735             13,462         16,911
                                                        ------------   ------------       ------------   ------------
NET INCOME (LOSS)                                       $     (3,421)  $      7,144       $     25,001   $     32,310
                                                        ============   ============       ============   ============

   Weighted average shares outstanding - Primary              34,791         34,512             35,747         32,362

   Earnings per share - primary                         $      (0.10)  $       0.21       $       0.70   $       1.00

   Weighted average shares outstanding - fully diluted        34,791         34,754             35,796         32,535

   Earnings per share - fully diluted                   $      (0.10)  $       0.21       $       0.70   $       0.99